EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Hallifax, Nova Scotia   B3J 3R7

ITEM 2.	Date of Material Change

December 2, 2011.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on December 2, 2011 via Business Wire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (“Brigus” or the “Company”) (TSX and NYSE Amex: BRD) has announced that it has completed its previously announced issuance of 4,805,883 common shares of the Company designated as flow-through shares for purposes of the Income Tax Act (Canada) (the "Flow-Through Shares") at a price of Cdn$1.70 per Flow-Through Share for aggregate gross proceeds of Cdn$8,170,000 (the “Offering”).

The proceeds from the sale of the Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses, as defined under the Income Tax Act (Canada), that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2011.  The gross proceeds of the Offering will be used for Canadian exploration and development activities primarily at the Company’s 100% owned Black Fox Complex and Stock Mine property, both located in the Timmins Mining District, Ontario.

The Flow-Through Shares issued under this Offering are subject to a four month hold period expiring on April 3, 2012.

The Flow-Through Shares will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and have not been offered or sold in the United States or to "U.S. persons" as defined in Regulation S under the U.S. Securities Act.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

Form 51-102F3	Page 2

ITEM 8.	Executive Officer

The following officer of the Company may be contacted for further information:

Jennifer Nicholson
Vice President Investor Relations
Phone:          (902) 422-1421
Email:           jnicholson@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 5th of December, 2011.

Schedule A

Brigus Gold Corp. Completes $8,170,000
Flow-Through Share Financing

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Halifax, Nova Scotia – December 2, 2011– Brigus Gold Corp. (“Brigus” or the “Company”) is pleased to announce it has completed its previously announced issuance of 4,805,883 common shares of the Company designated as flow-through shares for purposes of the Income Tax Act (Canada) (the "Flow-Through Shares") at a price of Cdn$1.70 per Flow-Through Share for aggregate gross proceeds of Cdn$8,170,000 (the “Offering”).  Primary Capital Inc. acted as the agent in connection with the Offering.  Haywood Securities Inc., Fraser Mackenzie Limited, Casimir Capital Inc. and Cormark Securities Inc. were members of the selling group and Global Hunter Securities LLC acted as a financial advisor in connection with the Offering.

The proceeds from the sale of the Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses, as defined under the Income Tax Act (Canada), that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2011. The gross proceeds of the Offering will be used for Canadian exploration and development activities primarily at the Company’s 100% owned Black Fox Complex and Stock Mine property, both located in the Timmins Mining District, Ontario.

The Flow-Through Shares issued under this Offering are subject to a four month hold period expiring on April 3, 2012.

The Flow-Through Shares will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and have not been offered or sold in the United States or to "U.S. persons" as defined in Regulation S under the U.S. Securities Act.  This press release does not constitute an offer to sell the Flow-Through Shares in the United States or to U.S. persons.

About Brigus Gold
Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The company operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold has completed its transaction to sell a 75% interest in the Ixhuatan Project located in the state of Chiapas to Cangold. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests to Everton Resources.

Contact Information
Jennifer Nicholson, CA	Katherine Burgess
Vice President, Investor Relations	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-1421
Email: ir@brigusgold.com	Email: ir@brigusgold.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.